ENTOURAGE MINING LTD.
(An Exploration Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS

For The Period Ended September 30, 2012

This Management Discussion and Analysis of Entourage Mining Ltd. (the “Company”) provides analysis of the Company’s interim financial results for the period ended September 30, 2012. The following information should be read in conjunction with the accompanying interim financial statements and related notes.

1.1        Date of Report

The following Management Discussion and Analysis (“MD&A”) for Entourage Mining Ltd. (“Entourage” or the “Company”) is prepared as of November 23, 2012 and should be read in conjunction with the interim financial statements and related notes for the period ended September 30, 2012 and the audited financial statements and related notes for the year ended December 31, 2011. Except as noted, all dollar amounts contained in this management discussion and analysis and in the audited financial statements are in Canadian dollars.

Forward-Looking Statements

This MD&A contains certain statements that may be deemed “forward-looking statements”. All statements in this MD&A, other than statements of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

Management’s Responsibility for Financial Statements

The information provided in this MD&A, including the unaudited interim financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of the future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

1.2        Nature of Business and Overall Performance

Entourage Mining Ltd. was originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Company Act (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd. On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia in British Columbia, Canada.

The Company’s shares have been publicly traded since February 2nd, 2004 when the Company was called for trading on the Over-The-Counter Bulletin Board in the United States. The Company is a reporting issuer in both the United States and in British Columbia.

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and acquired:

  An unencumbered 65% interest in 47 prospective uranium claim blocks in Costebelle Township known as the Doran property in eastern Quebec;

and we intend to seek and acquire additional properties worthy of exploration and development.

Entourage is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the properties, and further exploration will be required before a final evaluation as to the economic and legal feasibility of all of our claims is determined.

Mineral Projects

The Pires Gold Project (Brazil) – Interest sold during the period ended September 30, 2012

Pires Property Description

The Company was exploring for Sediment Hosted Vein gold deposits on 8 mineral licenses covering approximately 12,000 hectares in southern Goiás State, Brazil. The Pires Gold Project (“Pires”) originally consisted of 5 mineral licenses covering more than 8,500 hectares (21,000 acres) located 2.5 hours drive on a paved highway that crosses the licenses from Brasilia (the capital of Brazil) and about 1 hour outside of the small city of Pires do Rio, Goiás State. Subsequent to the acquisition, the Company dropped two of the southernmost claim blocks and acquired 5 new claim blocks surrounding the original land package. The property was rectangular in shape and was approximately 8 kilometres long and 5 kilometres wide.

Pires Property Agreements

On June 17, 2009, and as amended on November 13, 2009, the Company signed a definitive Mineral Property Option agreement with Infogeo Servicos E Locacoes (“Infogeo”), a private arms length Brazilian company, whereby the Company acquired an option to acquire a 100% interest in the Pires Gold Project (“Pires” or the “Pires Property”), pursuant to the following terms:

Terms of the Pires Option agreement are as follows:

To earn a 40% interest in the property (First Milestone), in year one:

(i)	pay to the Optionor (or its nominee) USD $50,000 as follows:
	(A)	USD $25,000 within seven days of the execution of this Agreement (paid), and
	(B)	USD$25,000 within 45 days of the execution of this Agreement (paid); and
(ii)	expend not less than USD $300,000 (the “First Target”) in exploration expenditures on the property on or before May 31, 2010 (incurred).

As at December 31, 2010, the Company had earned 40% interest in the Pires Property.

To earn an additional 20% (60 % total) interest in the property (Second Milestone), in year two:

(i)	paying USD $100,000 to the Optionor (or its nominee) on or before January 16, 2010 (paid), and
(ii)

expend not less than USD $300,000 (less the amount by which any exploration expenditures pursuant to item (ii) of the First Milestone exceeded the First Target) (the “Second Target”) in exploration expenditures on the property before January 16, 2011.

To earn an additional 15% (75% Total) interest in the property option (Third Milestone), in year three:

(i)	issue to the Optionor 100,000 common shares of the Company on or before January 16, 2011(issued), and
(ii)	expend up to USD $1,000,000 to complete and submit a final report by January 16, 2012, (Any excess expended in years one and two is to be applied against this $1,000,000 expenditure requirement).

Option to Purchase 25% (100% total) (Upon completion of the Third Milestone)

Purchase up to 20% of an interest in the property, by paying the Optionor USD$1,000,000 for each 5% incremental interest in the Property, and USD $2,000,000 for the remaining 5% interest.

Pursuant to the amendment on November 13, 2009, the Company agreed to issue a total of 300,000 (150,000 issued prior to December 31, 2009 and 150,000 issued prior to December 31, 2010) common shares of the Company in return for extension of the Year 1 exploration expenditures requirement. The Company recorded $62,260 for 150,000 shares issued during the year ended December 31, 2009 in capital stock and $62,260 for remaining 150,000 shares as an obligation to issue shares as at December 31, 2009, which were issued during the year ended December 31, 2010.

On February 18, 2010, the Company signed a Letter of Intent (“LOI”) with Ansell Capital Corp., (“Ansell”) a TSX Venture listed company, pursuant to which Ansell proposed to acquire all of the outstanding and issued shares of the Company through a plan of arrangement (the “Plan of Arrangement”) under the British Columbia Corporations Act. The terms of the Arrangement will provide for a one to one common share, option and warrant swap between Ansell and the Company’s shareholders.

Pursuant to the terms of the LOI, Ansell agreed to: (a) advance no less than US $200,000 (advanced) to be jointly administered by Ansell and the Company, which funds to be spent on qualifying expenditures to satisfy the Company’s work commitments in respect of the Pires Property May 31, 2010 work commitment; and (b) advance the Company $75,000 (received) to pay certain agreed payables prior to the execution of the Definitive Agreement for a 25% interest in Entourage’s First Milestone of the Pires Gold project. The Company recorded the $75,000 payment received in 2010 against the mineral property costs. The Company had the right to re-purchase the 25% interest by paying back all advances by Ansell for a period of 12 months after termination of the LOI. On July 14, 2010, the Company was notified by Ansell that it would not be proceeding with the Plan of Arrangement.

On March 14, 2012, the Company agreed to repurchase the 10% interest earned by Ansell Capital in the Pires Gold Project for $10,000 cash and the issuance of 300,000 shares at a deemed value of $15,000 (issued). Concurrent with this transaction, the Company has agreed to sell its 40% interest for $100,000 payable in two tranches, the first on signing (received) and the second no later than June 30, 2012 (received).

The Doran Uranium Prospect (Quebec)

Doran Uranium Property Description

The Doran Uranium property consists of 47-contiguous mineral claims (polygons) covering approximately 2,473 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. The claim block is centered at GPS 548009 E and 5572265 N.

The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometres west of Aguanish, approximately 109 kilometres east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometres to the north. Locally this area is known as “Moyenne Cote Nord” or middle coast north of the St. Lawrence Seaway.

The property is situated within the Costebelle Township, NTS map sheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashshibou River and to the southern part of the property.

The topography of the property for the most part is rolling hills having a maximum relief of 100 metres with elevation ranging from sea level to 100 metres. All mineralized areas of interest are located comfortably above sea and river levels.

The climate of the property area is characterized by long winters, generally extending from late October until mid-April.

Doran Uranium Property Agreements

By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in 44 claim blocks prospective for uranium situated in Costebelle Township in eastern Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 75,000 common shares and expenditures of $1,000,000 on the Doran Property over three years, as follows:

a.	$35,000 and 12,500 common shares within ten business days of the date of approval of the agreement (paid and issued);
b.	$35,000 and 12,500 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);
c.	$75,000 and 25,000 common shares on or before March 15, 2007 (paid and issued); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – see below); and
d.

$75,000 (paid in 2008 by Abbastar – see below) and 25,000 common shares on or before March 15, 2008 (issued); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar – see below).

All the above terms have been met and the Company earned 100% interest of the property.

The property interest is subject to a 2.5% Net Smelter Return (NSR). The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

On February 13, 2007, the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and spending $5,000,000 on the Doran Property over 4 years (the Company retains the right to purchase the NSR on the Doran Property). The TSX Venture Exchange approved this transaction on May 30, 2007. The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

- 20% interest by spending $500,000 on or before February 13, 2008 (incurred);
- 15% additional interest by expending an additional $1,000,000 on or before February 13, 2009 (incurred);
- 15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
- 20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

As of September 30, 2012, Abbastar had earned a 35% interest in the Doran property but, has allowed the balance of their option to expire.

Competitive factors in the market for mineral resources

The Company is prospecting for uranium in Quebec. It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue. In 2010, the annual sales volume of U3O8 reached 42.8 million pounds and production of uranium, if any, by the Company would have no significant effect on the price of uranium.

Applicable Regulations and Permits

The Company has obtained the necessary work, environmental and regulatory permits required to undertake the exploration programs it is undertaking on its mineral properties. The Company anticipates that, assuming further planned work will be done, there will be no difficulties in obtaining necessary work, environmental and regulatory permits for further exploration work. The jurisdictions wherein our properties are located have long histories in mining exploration and are friendly and accommodating to mineral exploration.

Claim Status

All claims of the Doran Uranium Project are in good standing; furthermore, the Corporation has $1,335,273 in excess work credits (Dépenses Acceptées) that will be applied in increments of $1,200 per claim as the claims approach renewal; this will enable the Corporation to keep the claims in good standing to 2013 and beyond.

Doran Uranium Project Exploration Activities

Exploration, including geological mapping, rock sampling, trenching and shallow drilling on the Doran Uranium Deposit resulted in the estimation of a historical uranium resource which requires verification to conform to Canadian NI 43-101 geological reporting standards. Before these standards were initiated, previous work on the property, done by Aguanish Uranium Inc., Noranda and Lacana Mining, was successful in locating and partially exposing several potential target areas, including the Doran East Centre target where three holes were drilled (1978) 14 feet apart with cores returning values of 6.4, 6.4 and 9.2 Lbs. Per ton uranium (U3O8).

We expended $245,591 in exploration work on the property in fiscal year 2005 and a National Instrument 43-101 compliant report by Eric Ostensoe (P.Geo.) was commissioned. In late February 2006, Mr. Ostensoe completed his report and the Company posted the report on SEDAR and EDGAR (March 9, 2006) as well as on our website. We spent $346,166 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006. As well, in July 2006, the Government of Quebec reimbursed our company $57,745 as part of the Province’s mining exploration incentive program. This rebate was based upon our 2005 drilling exploration expenses. In April 2007, an updated NI 43-101 Technical Report was prepared by Michel Proulx, M.Sc., P. Geo and Michel Boilly, Ph.D., P.Geo, both Qualified Persons as that term is described in National Instrument 43-101, and this report was filed on SEDAR by Abbastar Holdings Ltd. on May 2, 2007.

To date, the Doran Showing, located at the south of Doran (drilled in 2006 and the fall of 2007) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

In total, over 6,000 metres have been drilled on the Doran property by our company and Abbastar and we are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized.

The completion of the fall 2008 exploration program earned Abbastar an additional 15% interest in the property and has now earned a 35% interest in the Doran property but has allowed the balance of their option to expire.

For further information on the Doran Property, please refer to the 43-101 Technical Report dated October 10, 2010 located on our website at www.entouragemining.com.

Future Exploration and Development

The Company is currently contemplating future exploration and development on its Doran Property subject to financing. As the Company has fulfilled the terms of the original sub-agreement with the vendor, there is no further required work to maintain this exploration property.

1.3        Selected Annual Information

N/A

1.4A      Results of Operations for the three month period ended September 30, 2012

During the three month period ended September 30, 2012, the Company reported a net loss of $21,829 or $0.00 per share, as compared to a net loss of $69,450 or $0.01 per share for the three month period ended September 30, 2011. Expenses decreased from $41,383 in 2011 to $21,829 in the current period, a decrease of $19,554. This decrease was mainly attributable to:

  Fair value adjustment of derivative liabilities decreased from a loss of $28,067 for the three month period ended September 30, 2011 to $nil for the three month period ended September 30, 2012. In the prior year the expiry date of the warrants was extended one year to January 25, 2012 with no other changes to the terms of the warrants. These warrants expired unexercised in the first quarter of 2012. This is a non-cash expense.

  Mineral property costs decreased from $8,259 for the three month period ended September 30, 2011 to a gain of $243 for the three month period ended September 30, 2012. This change was due to the Company selling its interest in the Pires Gold Project as previously disclosed.
  Professional fees decreased from $21,785 for the three month period ended September 30, 2011 to $269 for the three month period ended September 30, 2012. This decrease was due to reduced use of the Company’s legal representatives for the quarter.

1.4B      Results of Operations for the nine month period ended September 30, 2012

During the nine month period ended September 30, 2012, the Company reported a net loss of $27,828 or $0.00 per share, as compared to a net loss of $301,484 or $0.03 per share for the nine month period ended September 30, 2011. Expenses decreased from $181,504 in 2011 to $28,943 in the current period, a decrease of $152,561. This decrease was mainly attributable to:

  Fair value adjustment of derivative liabilities decreased from a loss of $119,980 for the nine month period ended September 30, 2011 to a gain of $1,115 for the nine month period ended September 30, 2012. During the nine month period ended September 30, 2011, the expiry date of the warrants was extended one year to January 25, 2012 with no other changes to the terms of the warrants. These warrants expired unexercised in the first quarter of 2012. This is a non-cash expense.
  Mineral property costs decreased from $68,717 for the nine month period ended September 30, 2011 to a gain of $70,169 for the nine month period ended September 30, 2012. This decrease was due to the Company selling its interest in the Pires Gold Project as previously disclosed.

Overall, the Company’s operating expenses decreased significantly as compared to the prior period as a result of the sale of its Pires Gold Project that occurred during the nine month period ended September 30, 2012. There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the interim financial statements.

1.5        Summary of Quarterly Results

In Canadian dollars

	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4
Net sales	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss/(Income) before other item	$21,829	$26,388	$(19,274)	$70,654	$41,383	$62,032	$78,089	$33,308
Net (Income)/Loss	$21,829	$26,388	$(20,389)	$(111,981)	$69,450	$89,301	142,733	$(601,247)
Net (Income)/Loss per share	$0.00	$0.00	$(0.00)	$(0. 01)	$0.01	$0.01	$0.01	$(0.07)

The Company’s interim financial statements are expressed in Canadian dollars and have been prepared in accordance with U.S. generally accepted accounting principles.

1.6        Liquidity

As of the date of this report, we have yet to generate any revenues from our business operations.

On September 30, 2012, the Company had $15,216 in cash compared to $1,278 on December 31, 2011. On September 30, 2012, the Company had a working capital deficiency of $233,082 compared to a working capital deficiency of $404,119 on December 31, 2011.

During the nine month period ended September 30, 2012, the Company completed a private placement of 3,074,120 units for a total proceed of $153,706 at CDN$0.05 per unit. Each Unit consists of one common share of the Company and one half share purchase warrant. Each whole warrant is exercisable on or before April 13, 2013 at a price of $0.10 per share and on or before April 13, 2014 at a price of US$0.15. All shares issued under the Offering and any shares issuable on the exercise of the warrants have a hold period expiring August 13, 2012 under applicable Canadian securities laws. The proceeds from the Offering will be used for general working capital purposes.

During the nine month period ended September 30, 2012, the Company agreed to re-purchase the previously optioned 10% interest in its Pires Gold Project for $10,000 cash and the issuance of 300,000 shares at a deemed value of $15,000. Concurrent with this transaction, the Company has agreed to sell its Pires interest for $100,000 payable in two tranches, the first on signing (received) and the second no later than June 30, 2012(subsequently received). The Company has ceased all exploration activities in Brazil.

The Company anticipates it will require additional capital in the future to finance ongoing exploration of its properties and general and administrative expenses, such capital to be derived from the exercise of outstanding stock options and warrants and/or the completion of private placement financings. The Company may also seek short-term loans from directors of the Company. There can be no assurance the Company will be able to obtain required financing in the future on acceptable terms to the Company.

1.7        Capital Resources

Our auditors have issued a going concern opinion on our audited financial statements for the year ended December 31, 2011. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin extracting, processing and selling minerals. Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in Entourage Mining Ltd. We must raise cash to implement our projects and stay in business. Even if we raise money, we do not know how long the money will last. The Company requires financial resources to fund its ongoing costs of operations.

Entourage has historically relied upon equity financings to satisfy its capital requirements and will continue to depend heavily upon equity capital to finance its activities. The Company has also received additional funds pursuant to property option receipts. There can be no assurance the Company will be able to obtain required financing in the future on acceptable terms to the Company.

The Company anticipates it will need additional capital in the future to finance ongoing exploration of its properties, such capital to be derived from the exercise of outstanding stock options and warrants and/or the completion of private placements. The Company may also seek short-term loans from directors of the Company.

1.8        Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9        Transactions with Related Parties

Amounts payable to related parties as of September 30, 2012 of $21,845 (December 31, 2011 - $128,771) is owing to directors, a company controlled by an officer and to a public company with directors in common, for management fees, consulting fees and for expenses paid on behalf of the Company. The amounts are non-interest bearing, unsecured, and have no fixed terms of repayment.

During the period ended September 30, 2012, the Company incurred $15,000 (2011 - $45,000) in management fees to its directors. Effective April 1, 2012, the directors of the Company agreed to waive their management fees until the Company has the financial resources to extinguish the debt. In accordance with U.S. GAAP, the Company has recorded $30,000 in management fees as an increase to contributed surplus.

The Company received share subscriptions in the amount of $108,400 from directors and officers of the Company for the private placement of 3,074,120 units completed on April 13, 2012 for a total proceed of $153,706 at CDN$0.05 per unit. Each Unit consists of one common share of the Company and one half share purchase warrant. Each whole warrant is exercisable on or before April 13, 2013 at a price of $0.10 per share and on or before April 13, 2014 at a price of US$0.15.

The above transactions have been recorded at exchange amount that is the amount of consideration established and agreed to by the related parties.

1.10      Third Quarter

Third quarter results differ significantly from other quarters due to the fair value adjustment of derivative liabilities in the third quarter of 2011. Third quarter results also differ significantly from other quarters as a result of the sale of the Company’s interest in the Pires Gold Project which resulted in the discontinuance of mineral property expenditures on the Pires Property during the third quarter of 2012.

1.11      Proposed Transactions

There are no pending transactions that have not been disclosed previously in this MD&A.

1.12      Critical Accounting Estimates

This section is not applicable, as the Company has no material accounting estimates. Material accounting estimates usually disclosed by resource issuers such as assumptions regarding depletion, resource and production values and capital write downs are not applicable to the Company as it is still at an exploration and development stage.

1.13      Changes in Accounting Policies including Initial Adoption

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial statements.

Mineral Claim Payments and Exploration Expenditures

The Company is engaged in the acquisition and exploration of mineral properties. Mineral property exploration costs are expensed as incurred. Acquisition costs are initially capitalized when incurred. The Company assesses the carrying cost for impairment under the FASB ASC topic 360 at each fiscal quarter end. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs subsequently incurred to develop such properties are capitalized. Carrying value will be amortized using the units-of-production method over the established life of the proven and probable reserves. If mineral properties are subsequently abandoned or impaired, any non-recoverable amount will be charged to operations.

Income Taxes:

Income taxes are accounted for under the asset and liability method as stipulated by ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis together with information on operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance. A valuation allowance is applied when, in management’s view, it is more likely than not that such deferred tax will not be utilized.

In the event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax position would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of December 31, 2011, the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities.

Stock Based Compensation:

The Company has a stock-based compensation plan which is described more fully in Note 7. The Company measures the compensation cost of stock options and other stock-based awards to employees and directors at fair value at the grant date and recognizes compensation expense over the requisite service period for awards expected to vest.

Except for transactions with employees and directors, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Additionally, the Company has determined that the dates used to value the transaction are either:

(1) The date at which a commitment for performance by the counter party to earn the equity instruments is established; or
(2) The date at which the counter party’s performance is complete.

Basic and Diluted Loss Per Share:

Basic net loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the reporting period. Diluted net income per common share includes the dilution that could occur upon the exercise of options and warrants to acquire common stock, computed using the treasury stock method which assumes that the increase in the number of shares is reduced by the number of shares that the Company could have repurchased with the proceeds from the exercise of options and warrants (which are assumed to have been made at the average market price of the common shares during the reporting period).

Exploration Stage Company:

The Company has not produced any revenues from its principal business or commenced significant commercial operations and is considered an exploration stage company as defined by SEC Guide 7 with reference to Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) topic 915. In the exploration stage, management devotes most of its activities to conducting exploratory programs and developing business plans.

1.14      Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, other receivable, accounts payable, loan payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

Foreign Exchange Risk

The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates outside of the U.S. primarily in Canada and Brazil and is exposed to foreign currency risk due to the fluctuation between the currency in which the Company operates and the United States Dollars. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar.

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not in the statement of financial position.

1.15      Other MD & A Requirements

Disclosure of Outstanding Share Capital

			Additional
	Number		Paid In
	of Shares	Amount	Capital

Authorized
Unlimited common shares, without par value

Issued
Balance, December 31, 2010	10,268,103	$13,306,807	$3,263,866
Issued for mineral properties	100,000	15,000	-

Balance, December 31, 2011	10,368,103	$13,321,807	$3,263,866
Issued for mineral properties	300,000	15,000	-
Issued for private placement	3,074,120	153,706	-
Recognition of management fees waived	-	-	30,000

Balance, September 30, 2012 and November 23, 2012	13,742,223	$13,490,513	$3,293,866

Pursuant to the Mineral Property Option agreement for the Pires Gold Project, on February 22, 2011, the Company issued 100,000 common shares with a fair value of CDN$15,000.

On March 30, 2012 the Company agreed to purchase the 10% interest earned by Ansell Capital in the Pires Gold Project for $10,000 cash (accrued) and the issuance of 300,000 shares from treasury (issued) with a fair value of CDN$15,000.

On April 13, 2012, the Company announced that it closed a private placement of 3,074,120 units at a price of CDN$0.05 per Unit for gross proceeds of CDN$153,706. Each Unit consists of one common share of the Company (a “Share”) and one-half share purchase warrant exercisable on or before April 13, 2013 at a price of CDN$0.10 per Share and on or before April 13, 2014 at a price of $0.15.

During the period ended September 30, 2012, the Company recorded $30,000 for management fees waived as an increase to contributed surplus.

Warrants

		Weighted Average	Weighted
	Warrants	Exercise Price	Average
	Outstanding	(US$)	Life
Balance, December 31, 2010 and 2011	1,613,162	0.25	0.07
Issued during the period	1,537,060	0.10/0.15	1.00/2.00
Exercised during the period	-	-	-
Expired during the period	(1,613,162)	0.25	-
Balance, September 30, 2012 and November 23, 2012	1,537,060	0.10	0.53/1.53

*On January 25, 2010, the expiry date of 1,613,162 warrants exercisable at $0.25 was extended one year to January 25, 2012 with no other changes to the terms of the warrants. On January 25, 2012, 1,613,162 warrants expired unexercised.

Stock Options

			Weighted
	Options	Weighted Average	Average
	Outstanding	Exercise Price (U.S. $)	Life
Balance, December 31, 2010	720,000	0.35	3.60
Options cancelled during the year	720,000	0.35	-
Balance, December 31, 2011, September 30, 2012 and November 23, 2012	-	-	-

There has been no activity in number of options outstanding during the nine month period ended September 30, 2012 or to the date of this MD&A.

The current directors and officers of the Company are:

Dr. Paul Shatzko, Chairman of the Board, Director
Mr. Gregory F Kennedy, President, CEO and Director
Mr. James A. Turner, Director
Mr. Pradeep Varshney, Chief Financial Officer

Website

The Company maintains a website at www.entouragemining.com which serves as an information source for its investors.

Entourage Mining Ltd.

“Gregory F. Kennedy”

Gregory F. Kennedy
President and Director
November 23, 2012